UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                BPZ Energy, Inc.
                                ----------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    055639108
                                    ---------
                                 (CUSIP Number)

                                 John R. McKowen
                        Navidec Financial Services, Inc.
                    6399 S. Fiddler's Green Circle, Suite 300
                        Greenwood Village, Colorado 80111
                                 (303) 222-1000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 2004
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 055639108
------------------------------------------------------------------------------
(1)      Names of Reporting Persons

                  Navidec Financial Services, Inc.

         I.R.S. Identification No. of above persons (entities only)

                  13-4228144
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ______
         (b)  ______
------------------------------------------------------------------------------
(3)      SEC Use Only  _____________________________________________
------------------------------------------------------------------------------
(4) Source of Funds (See Instructions) OO
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         Colorado
------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power:      -0-
Shares            ------------------------------------------------------------
Beneficially      (8)      Shared Voting Power:  2,000,000
 Owned by         ------------------------------------------------------------
Each              (9)      Sole Dispositive Power:  -0-
Reporting         ------------------------------------------------------------
Person            (10)     Shared Dispositive Power:  2,000,000
With
------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000
                                                                       ---------
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  12.0%
 ------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) - CO
------------------------------------------------------------------------------

CUSIP No. 055639108
------------------------------------------------------------------------------
(1)      Names of Reporting Persons

                  John R. McKowen

         I.R.S. Identification No. of above persons (entities only)

------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ______
         (b)  ______
------------------------------------------------------------------------------
(3)      SEC Use Only  _____________________________________________
------------------------------------------------------------------------------
(4) Source of Funds (See Instructions) OO
------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 [ ]
------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         United States of America
------------------------------------------------------------------------------
Number of         (7)      Sole Voting Power:  1,238,779
Shares            ------------------------------------------------------------
Beneficially      (8)      Shared Voting Power:  0
Owned by          ------------------------------------------------------------
Each              (9)      Sole Dispositive Power:  1,238,779
Reporting         ------------------------------------------------------------
Person            (10)     Shared Dispositive Power:  0
With
------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 1,238,779
                                                                       ---------
------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                [ ]
------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  7.4%
 ------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions) - IN
------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to shares of common stock, no par value, of BPZ Energy, Inc., a Colorado corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 11999 Katy Freeway, Suite 560, Houston, Texas 77079.

Item 2. Identity and Background.

     This statement on Schedule 13D is being filed by Navidec Financial Services, Inc. ("NFS") and John R. McKowen, the President, Chief Executive Officer and Director of NFS (collectively, the "Reporting Persons").

     NFS is a Colorado corporation whose principal business is conducted through three divisions which (i) provide consulting, personnel and services to emerging growth micro and small capitalization companies, (ii) provide end to end mortgage services from back office processing to mortgage brokerage services and
(iii) provide technological solutions to enable organizations to manage secure access to web applications.

     The principal business address for NFS and Mr. McKowen is, 6399 S. Fiddler's Green Circle, Suite 300, Greenwood Village, Colorado 80111. The names of the executive officers and directors of NFS, their addresses, citizenship and principal occupations are as follows:

----------------------------------- ----------------------------- --------------------- ------------------------------
       Name and Office Held               Business Address            Citizenship          Principal Occupation or
                                                                                                 Employment
----------------------------------- ----------------------------- --------------------- ------------------------------
John R. McKowen                     6399 S. Fiddler's Green               USA           President and CEO
President, CEO and Director         Circle, Greenwood Village,                          NFS
                                    Colorado 80111
---------------------------------- ----------------------------- --------------------- -------------------------------
Robert D. Grizzle                   6399 S. Fiddler's Green               USA           Chief Financial Officer
Chief Financial Officer             Circle, Greenwood Village,                          NFS
                                    Colorado 80111
----------------------------------- ----------------------------- --------------------- ------------------------------
Daniel F. Walen                     6399 S. Fiddler's Green               USA           Vice President, Mortgage
Vice President, Mortgage Lending    Circle, Greenwood Village,                          Lending
                                    Colorado 80111                                      NFS
--------------------------------- ----------------------------- --------------------- --------------------------------
J. Ralph Armijo                     6399 S. Fiddler's Green               USA           President
Director                            Circle, Greenwood  Village,                         Aegis Business Group, Inc.
                                    Colorado 80111
----------------------------------- ----------------------------- --------------------- ------------------------------

     To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The securities were received by the Reporting Persons in a share exchange merger between the Navidec, Inc. ("Navidec") and BPZ Energy, Inc. reported on Form 8-K filed for the event dated September 10, 2004. The Merger Agreement and Closing Agreement are furnished as exhibits to this statement on Schedule 13D and are incorporated herein by reference. The summaries of such agreements provided above and elsewhere in this statement are qualified in their entirety by reference to such agreements.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired shares of the Issuer's common stock on September 10, 2004 pursuant to the Merger Agreement between Navidec and the Issuer, pursuant to which all of the business assets and liabilities of Navidec were assigned and assumed by NFS, a wholly-owned subsidiary of Navidec, and spun-off to all holders of record of Navidec common shares as of the close of business on September 9, 2004 whereby they received one share of NFS' common stock for every one share of Navidec common stock held. Subsequently, Navidec changed its name to BPZ Energy, Inc.

     Other than as set forth above, no Reporting Person currently has any specific plan or proposal, either individually or collectively with another person, to acquire or dispose of the Common Stock However, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

     Also, consistent with investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, and/or changes in the board of directors or management of the Issuer.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

     The percentages of outstanding shares of the Issuer's common stock reported below are based on the statement that as of December 20, 2004 there were 16,566,848 shares of the Issuer's common stock outstanding, as reported in the Issuer's Registration Statement on Form SB-2 dated February 14, 2005, which Form SB-2 is the most recently available filing with the Securities and Exchange Commission by the Issuer containing such information.

     (a) Mr. McKowen beneficially owns or may be deemed to beneficially own shares of the Issuer's common stock as follows:


                                  No. of Shares           % of Class
                                  -------------           ----------
Common shares                        238,779
Options                            1,000,000
                                 -----------              ----------
                                   1,238,779                  7.4

     NFS beneficially owns or may be deemed to beneficially own shares of the Issuer's common stock as follows:

                                  No. of Shares           % of Class
                                  -------------           ----------
Common shares                        500,000
Warrants                           1,500,000
                                  ----------               ---------
                                   2,000,000                  12.0


     As President, Chief Executive Officer and Director of NFS, John R. McKowen may be deemed to be the beneficial owner of the securities beneficially owned by NFS.

     (b) For information regarding the number of shares of the Issuer's common stock as to which the Reporting Persons hold or share or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than as set forth herein, there have been no transactions in shares of the Issuer's common stock effected by the Reporting Persons during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None of the Reporting Persons or, to the best of the knowledge of the Reporting Persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with other persons with respect to the securities of the Issuer, other than as described in this statement on Schedule 13D.

Item 7. Material to be Filed as Exhibits.

     The following exhibits are furnished as part of this statement on Schedule 13D:

     Exhibit 1 Joint Filing Agreement dated April 26, 2005 by and between Navidec Financial Services, Inc. and John R. McKowen

     Exhibit 2 Merger Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed July 13, 2004 [SEC File No. 0-29098])

     Exhibit 3 Closing Agreement (incorporated by reference to Exhbit 10.1 to Form 8-K filed September 10, 2004 [SEC File No. 0-29098])

                                    Signature

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2005

NAVIDEC FINANCIAL SERVICES, INC.


By:    /s/ John R. McKowen
       ------------------------------
           John R. McKowen, President


JOHN R. MC KOWEN


/s/ John R. McKowen
-----------------------------
John R. McKowen, Individually